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                          June 30, 2020

       Rebecca Boyden
       Deputy General Counsel, Corporate
       Broadcom Inc.
       1320 Ridder Park Drive
       San Jose, CA 95131

                                                        Re: Broadcom Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 26, 2020
                                                            File No. 333-239489

       Dear Ms. Boyden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Anthony Richmond